

Mail Stop 3720

January 14, 2010

<u>**Via U.S. Mail and Facsimile: (832) 218-8788**</u>

Mr. Ian Morris
Chief Executive Officer
Market Leader, Inc.
11332 NE 122nd Way
Kirkland, Washington 98034

   RE: Market Leader, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed March 13, 2009
     File No. 000-51032

Dear Mr. Morris:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        /s/ Larry Spirgel
        Assistant Director